Exhibit 95

Mine Safety Disclosures

On April 25, 2018, one of our subsidiaries, Stork, was issued a proposed assessment from the U.S. Mine Safety and Health Administration (“MSHA”) under the Federal Mine Safety and Health Act of 1977 (the “Act”) of $1,346 for a citation from MSHA related to work Stork performed at the BYK USA Inc. Plants & Pits mine in Gonzales, Texas (the “Mine”). Stork has contested the assessment. As of the last day of the time period covered by this report, the contest was pending before the Federal Mine Safety and Health Review Commission. Stork does not act as the owner of the Mine but may act as an “operator” as defined under the Act where Stork performs services or construction as an independent contractor at the Mine.

The company has no other disclosures to report under Section 1503 for the period covered by this report.